UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 29, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SkyTerra Communications, Inc.

File No. 0-13865 - CF# 22917

SkyTerra Communications, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for the information it excluded from the Exhibits to a Form 10-K filed March 16, 2007.

Based on representations by SkyTerra Communications, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.51	through November 7, 2018
Exhibit 10.53	through November 7, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel